Exhibit 99.1

Puyi Inc. Announces Change of Its Name to Highest Performances Holdings Inc. and the Results of Its Extraordinary General Meeting of Shareholders on March 13, 2024

GUANGZHOU, China, March 13, 2024 (GLOBE NEWSWIRE) -- Highest Performances Holdings Inc. (NASDAQ: HPH) (“Highest Performances” or the “Company”), a leading third-party wealth management services provider in China, today announced the results of its extraordinary general meeting of shareholders held in Guangzhou on March 13, 2024.

At the extraordinary general meeting, the shareholders passed the following special resolutions to:

(i)	change the Company’s English name from Puyi Inc. to Highest Performances Holdings Inc. and the Company’s Chinese name from 普益有限公司to 华普集团有限公司, including the replacement of all references to Puyi Inc. with Highest Performances Holdings Inc. in the second amended and restated memorandum and articles of association of the Company (the “Articles”);

(ii)	amend the Articles to amend the authorized share capital of the Company from US$2,000,000 divided into 2,000,000,000 Ordinary Shares of a nominal or par value of US$0.001 each to US$2,000,000 divided into (1) 1,950,000,000 Ordinary Shares of a nominal or par value of US$0.001 each and (2) 50,000,000 Preference Shares of a nominal or par value of US$0.001 each, and each holder of the Preference Shares shall have twenty (20) votes for each Preference Share;

(iii)	amend the Articles to reflect the exemption of the company from holding an annual general meeting;

(iv)	replace the existing Articles in their entirety with a new memorandum and articles of association of the Company to reflect the aforementioned change; and

(v)	authorize each of the directors of the Company being authorized to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

In connection with the name change, the Company also announced the change of its ticker symbol from “PUYI” to “HPH.”

About Highest Performances

Established in 2010 and listed on Nasdaq in 2019, Highest Performances is a comprehensive financial technology service group based on family financial asset allocation. It focuses on providing personalized wealth management services for emerging middle-class and affluent families, comprehensive support services for financial planners, and diversified financial services for institutional clients.

Puyi Fund Sales Co., Ltd., a PRC entity contractually controlled by Highest Performances, holds licenses for both securities and futures business and fund distribution. Highest Performances has developed an industry-leading digital technology platform, which supports end-to-end transactions for over 9000 fund products offered by over 110 fund companies nationwide, as well as proprietary portfolios of publicly raised fund products on a dollar-cost averaging basis. Additionally, Highest Performances offers a comprehensive service ecosystem tailored for high-net-worth clients, including insurance brokerage services, trust consulting services, tax services, legal advisory services, as well as overseas asset allocation and education consulting services.

Forward-looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When Highest Performances uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from Highest Performances’ expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: Highest Performances’ goals and strategies; Highest Performances’ future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets Highest Performances serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by Highest Performances with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in Highest Performances’ filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. Highest Performances undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Highest Performances Holdings Inc.

Tel: +86-20-28866499

Email: ir@puyiwm.com